UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of _August, 2003

                          GRUPO IUSACELL, S.A. de C.V.

--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                            Prol. Paseo de la Reforma
                                      1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.


--------------------------------------------------------------------------------
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes __X__ No____

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated August 14, 2003

Iusacell Announcement

    MEXICO CITY--(BUSINESS WIRE)--Aug. 14, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL)(NYSE:CEL) ("Iusacell" or the "Company") announced today that its subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") formally requested an additional extension of its temporary Amendment and Waiver (the "Amendment") of certain provisions and defaults under its US$266 million Amended and Restated Credit Agreement, dated as of March 29, 2001 (the "Credit Agreement"). The lenders under the Credit Agreement acknowledge receiving the Iusacell Celular request and are currently considering and evaluating the Company's request.
    During the first half of 2003, Iusacell Celular exceeded the permitted leverage ratio under the Credit Agreement of 2.50. On April 28, 2003 Iusacell Celular and the lenders entered into a temporary amendment and waiver to the Credit Agreement to increase the permitted leverage ratio from 2.50 to 2.70. After receiving various extensions, on July 27, 2003, the amendment was further extended until August 14, 2003.
    Upon expiration of the amendment and if the additional extension is not granted, an Event of Default (as defined in the Credit Agreement) will occur as if the Amendment had never been executed. Accordingly, the lenders under the Credit Agreement have the right to declare the indebtedness under their loan immediately due and payable.
    Additionally, Iusacell previously publicly announced that, pending agreement with its lenders on a restructuring plan, Iusacell Celular did not made the US$7.5 million interest payment due on July 15, on Iusacell Celular's 10% bonds due 2004. The 30-day cure period to make the interest payment, before an event of default is declared has expired. As a result, an event of default has occurred under the Indenture governing the bonds, and the bondholders have the right to accelerate the principal of the bonds or take other legal actions, as specified in the Indenture, as they deem appropriate.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell) (NYSE:CEL)(BMV:CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.
    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Jose Luis Riera K., 011-525-5109-5927
             or
             Carlos J. Moctezuma, 011-5255-5109-5759
             carlos.moctezuma@iusacell.com.mx

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            GRUPO IUSACELL, S.A. DE C.V.



Date: August 14, 2003                       /s/ Jose Ignacio Morales Elcoro
                                            -----------------------------------
                                            Name:  Jose Ignacio Morales Elcoro
                                            Title: Attorney in fact


                                            /s/ Jorge Narvaez Massini
                                            -----------------------------------
                                            Name:  Jorge Narvaez Massini
                                            Title: Attorney in fact